

February 19, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

RE:     Invesco Actively Managed Exchange-Traded Fund Trust
        Issuer CIK:       0001418144
        Issuer File Number:   333-147622 / 811-22148
        Form Type:     8-A12B
        Filing Date:     February 19, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Invesco Steelpath MLP & Energy Infrastructure ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications